KNOWLEDGE AS A SERVICE, INC.

FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2019

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS

Belle Business Services

Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Knowledge as a Service, Inc.
Wilmington, Delaware

We have reviewed the accompanying financial statements of Knowledge as a Service, Inc., which comprise the balance sheet as of December 31, 2019, and the related statement of income, statement of equity and statement of cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 7, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Belle Business Services, LLC

Belle Business Services, LLC
July 20, 2021

275 HILL STREET, SUITE 260 • RENO, NV 89501 • 775.525.1TAX (1829) • WWW.BELLE.CPA

KNOWLEDGE AS A SERVICE, INC.
BALANCE SHEET
DECEMBER 31, 2019
(unaudited)

ASSETS

CURRENT ASSETS	
Cash and cash equivalents	$ 84
TOTAL CURRENT ASSETS	84
TOTAL ASSETS	$ 84

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES	
Accounts payable	$ -
TOTAL CURRENT LIABILITIES	-
DISPUTED LIABILITY	241,220
LONG-TERM LIABILITIES	
Note payable	15,000
Note payable - related party	35,241
TOTAL LONG-TERM LIABILITIES	50,241
TOTAL LIABILITIES	291,461
SHAREHOLDERS' EQUITY	
Common stock, see note 6	147
Additional paid-in capital	110,000
Shareholders' equity	(401,524)
TOTAL SHAREHOLDERS' EQUITY	(291,377)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 84

See independent accountant's review report and accompanying notes to financial statements.

KNOWLEDGE AS A SERVICE, INC.
STATEMENT OF INCOME
DECEMBER 31, 2019
(unaudited)

REVENUES	**$ 3,190**
COST OF GOODS SOLD	**6,831**
GROSS PROFIT	**(3,641)**
OPERATING EXPENSES	
Commission expense	**90,000**
General and administrative	**6,795**
Office expenses	**3,183**
Professional fees	**243,340**
Salaries and wages	**50,047**
Sales and marketing	**3,859**
TOTAL OPERATING EXPENSES	**397,224**
NET OPERATING INCOME	**(400,865)**
OTHER INCOME/(EXPENSES)	
Interest expense	**(659)**
TOTAL OTHER INCOME/(EXPENSES)	**(659)**
NET LOSS	**$ (401,524)**

See independent accountant's review report and accompanying notes to financial statements.

KNOWLEDGE AS A SERVICE, INC.
STATEMENT OF EQUITY
DECEMBER 31, 2019
(unaudited)

	Common Stock					
	Non-Voting Shares	Voting Shares	Amount	Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total
BEGINNING BALANCE, FEBRUARY 26, 2019 (INCEPTION)	-	-	$ -	-	$ -	$ -
Issuance of common stock	6,809,226	7,875,774	147	110,000	-	$ 110,147
Net loss	-	-	-	-	(401,524)	$ (401,524)
ENDING BALANCE, DECEMBER 31, 2019	6,809,226	7,875,774	$ 147	$ 110,000	$ (401,524)	$ (291,377)

See independent accountant's review report and accompanying notes to financial statements.

KNOWLEDGE AS A SERVICE, INC.
STATEMENT OF CASH FLOWS
DECEMBER 31, 2019
(unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (401,524)
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase (decrease) in liabilities:	
Disputed liabilty	241,220
CASH USED FOR OPERATING ACTIVITIES	(160,304)
CASH FLOWS FROM FINANCING ACTIVITIES	
Issuance of note payable	15,000
Issuance of note payable - related party	35,241
Issuance of common stock	110,147
CASH PROVIDED BY FINANCING ACTIVITIES	160,388
NET INCREASE (DECREASE) IN CASH	84
CASH AT BEGINNING OF YEAR	-
CASH AT END OF YEAR	$ 84

CASH PAID DURING THE YEAR FOR:	
INTEREST	$ 659
INCOME TAXES	$ -

See independent accountant's review report and accompanying notes to financial statements.

1. Summary of Significant Accounting Policies

The Company

Knowledge as a Service, Inc. (the "Company") was incorporated in the State of Delaware on February 26, 2019. KaaS has developed a behavior change software called *Ringorang*. Leveraging learning science and methods derived from the advertising and entertainment industries, the software platform ensures that training is delivered effectively, retained over time and can be linked to positive business outcomes. The Company has been awarded several patents for its novel behavior change functionality. The solution is scalable and currently in use by, among others, a Fortune 50 technology company that recognizes its category defining learning methodology. KaaS continues to broaden its reach within the Fortune 1000 while working on a "Generation 2" product to incorporate data mining and machine learning components. This next generation platform will increase the Company's competitive advantages through faster adoption and the optimization of learning outcomes, while retaining its focus on business results.

Going Concern

Since Inception, the Company has relied on funds from issuance of common stock and loans to fund its operations. As of December 31, 2019, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. As of December 31, 2019, the Company is still mostly in the developmental process, with very limited revenue. The Company's ability to continue as a going concern is dependent on the Company's ability to raise short term capital, as well as generate revenue from revenue producing activities.

Fiscal Year

The Company operates on a December 31st year-end.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2019, the Company held no cash equivalents.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

1. Summary of Significant Accounting Policies (continued)

Risks and Uncertainties (continued)
The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2020 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company's operations, and affects the Company's workforce. Management believes the Company is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated as of December 31, 2019.

Accounts Receivable
The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of December 31, 2019, the Company had nil recorded in accounts receivable.

Income Taxes
The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal year 2019. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the State of Delaware.

1. Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1	- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	- Include other inputs that are directly or indirectly observable in the marketplace.
Level 3	- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk

From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

Revenue Recognition

The Company primarily generates revenue from the sale of software as a service. All revenue is recognized when the Company satisfies its performance obligation(s) under the contract (either implicit or explicit) by transferring promised service to its customer either when (or as) its customer obtains control of the service. A performance obligation is a promise in a contract to transfer a distinct product or service to a customer. A contract's transaction price is allocated to each distinct performance obligation. The Company allocates the contract's transaction price to each performance obligation using the Company's best estimate of standalone selling price for each distinct service in the contract.

Revenue is measured as the amount of consideration the Company expects to receive in exchange for providing its services. As such, revenue is recorded net of returns, allowances, customer discounts and incentives. Sales, value add and other taxes collected from customers and remitted to governmental authorities are accounted for on a net (excluded from revenues) basis.

1. **Summary of Significant Accounting Policies (continued)**

Revenue Recognition (continued)
The Company's performance obligations are satisfied either over time or at a point in time. Revenue from software subscriptions, intervention and other related services is recognized over time using an output measure either based on the passage of time or output delivered. Revenue from implementation services associated with software subscriptions and related services is recognized over time using an input measure based upon labor hours incurred.

Professional services revenue is based on a performance obligation promised in a contract. The Company identifies performance obligations at the inception of a contract and allocates the transaction price to individual performance obligations to faithfully depict the Company's performance in transferring control of the promised goods or services to the customer. These contracts have a typical term of less than one year and are considered a single performance obligation as multiple services promised in the contract represent a single output delivered to the customer.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Research and Development Cost
The Company expenses research and development costs as incurred. Research and development expenses consist of the costs of product development as well as new and improved products.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

New Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, *Balance Sheet Classification of Deferred Taxes*, or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use

1. <u>Summary of Significant Accounting Policies (continued)</u>

New Accounting Pronouncements (continued)
asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2021 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting*, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company's financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting*, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2019, for both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The adoption of ASU 2018-15 had no material impact on the Company's financial statements and related disclosures.

2. <u>Commitments and Contingencies</u>

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its shareholders.

3. Disputed Liability

The Company is carrying a liability of $241,220 at December 31, 2019 for consulting and advisory services incurred during 2019. The Company is disputing the legitimacy of the charges as they believe the results and deliverables did not meet the terms and expectations established and that the service provider has breached the master service agreement and statements of work executed. As of the date of this report, the Company is seeking to resolve the matter directly with the service provider and has not filed formal claims in a court of law. The Company and the service provider have both mentioned the possibility of resolving the matter by litigation if not otherwise resolved, but negotiations are continuing. Management continues to monitor the situation and evaluate its options.

4. Note Payable

Debt consisted of the following at December 31, 2019:

Contract note payable; interest at 2% per annum, maturing in January 2022, no minmum monthly payments, uncollateralized.	$ 15,000
Less: Current portion of notes payable	-
Long term portion of notes payable	15,000

Maturity of the note payable is as follows:

December 31, 2020	$ -
December 31, 2021	-
December 31, 2022	15,000
	$ 15,000

5. Note Payable – Related Party

Since inception, a related party has provided loans to the Company valued at $35,241 as of December 31, 2019. Interest is accrued annually at 0% per annum. There are no minimum monthly payments. Management does not intend to pay back the related party loan in the next year.

6. Equity

Common Stock
Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is 100,000,000 shares, at $0.00001 par value per share. As of December 31, 2019, 14,685,000 shares have been issued and are outstanding.

7. Going Concern

These financial statements are prepared on a going concern basis. The Company registered on February 26, 2019, and has established a presence and operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

8. Subsequent Events

Crowdfunding Offering
The Company is offering (the "Crowdfunded Offering") up to $1,070,000 in equity of the Company. The Company is attempting to raise a minimum amount of $250,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through WeFunder Portal LLC (the "Intermediary" aka "WeFunder"). The Intermediary will be entitled to receive a 7.5% commission fee on the funds raised in this offering.

Issuance of Common Stock
During 2020, the Company acquired intellectual property and other capital from a related party for a value of $1,100,727 and issued 893,150 shares of non-voting common stock.

During 2020, the Company raised capital from subscription agreements for a total of $695,052. The Company issued 1,694,756 shares of non-voting common stock and 4,032,715 shares of voting common stock during this transaction.

Issuance of SAFE Agreements
During 2020, the Company entered into non-refundable agreements with investors, totaling $152,500, which gives the investor the right to certain shares of the Company's capital stock at the price per share equal to a post-money valuation cap divided by the Company's capitalization. The SAFE agreements automatically terminate immediately following the earliest to occur of (a) the issuance of capital stock to the investor pursuant to the automatic conversion of the SAFE agreement following an equity financing as defined by the agreement, or (b) the payment, or setting aside for payment, of the amounts due to the investor pursuant to a liquidity event or dissolution event, as defined by the agreement.

Disputed Liability
The Company incurred an additional $66,513 in expenses during 2020, related to the disputed liability, discussed in Note 3.

PPP Loan
On May 1, 2020, the Company received loan proceeds in the amount of $120,830 under the Paycheck Protection Program (PPP) which was established as part of the Coronavirus Aid, Relief and Economic Security (CARES) Act and is administered through the Small Business Administration (SBA). The Company believes that it has met the PPP's loan forgiveness requirements as it disbursed 100 percent of the loan proceeds for payroll expense, and therefore, applied for forgiveness during March of 2021.

8. Subsequent Events (continued)

Long-Term Debt
During 2020, the Company entered into several long-term debt agreements with both related parties and non-related parties, totaling $251,419. Additionally, the Company entered into promissory notes with employees and subcontractors, totaling $322,327 for deferred compensation.

Managements Evaluation
The Company has evaluated subsequent events through July 20, 2021, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.